UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For February 2020	Commission File Number: 1-34513

CENOVUS ENERGY INC.
(Translation of registrant's name into English)

4100, 226 6 Avenue SW
Calgary, Alberta, Canada T2P 1N2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020

CENOVUS ENERGY INC.
(Registrant)
By:		/s/ Natasha L.S. Dhillon-Penner
	Name:	Natasha L.S. Dhillon-Penner
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.
99.1	Notice of the Meeting and Record Date